

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail

Mr. Frank D. Martell
Chief Financial Officer
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

> **Re: CoreLogic, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-13585**

Dear Mr. Martell:

We have reviewed your letter dated April 4, 2012 in connection with the Form 10-K for the fiscal year ended December 31, 2010 and have the following comments on the above-referenced filing. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 29, 2012.

Critical Accounting Policies and Estimates

Goodwill and other intangible assets, page 34

1.   Tell us whether any of your reporting units are at risk of failing step one of the impairment test as defined in ASC Topic 350. If so, tell us what consideration you gave to providing the percentage by which fair value exceeded carrying value as of the date of the most recent test and disclose the amount of goodwill allocated to each reporting unit. Alternatively, consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Report of Independent Registered Public Accounting Firm, page 53

2.   We note that the date of your independent accountant's report is February 29, 2011. This date appears to be incorrect given the report covers the three years ended December 31, 2011. Please amend your filing to include a report that has the correct report date.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Reclassifications and Correction of Prior Period Revisions, page 61

3.   Your disclosure indicates that you revised previously issued financial statements due to errors. Please provide us with your SAB 99 and SAB 108 analysis that concludes that these errors were not material to the results of operations or financial conditions of any prior annual or interim period.   Further, explain why this footnote indicates that the error adjustment of $11 million for 2010 relates to discontinued operations when the discontinued operations' summary financial data does not appear to have changed between the 2011 and 2010 Forms 10-K. That is, the information in footnote 19 of the 2010 Form 10-K for FAFC and Employer & Litigation matches the financial data presented in footnote 18 of the 2011 Form 10-K for FAFC and Employer &Litigation.

External Cost of Revenue, page 64

4.   Please amend your 2011 Form 10-K to provide footnote disclosure describing your income statement presentation's lack of compliance with the classification requirements of Rule 5-03 of Regulation S-X and your efforts to rectify this reporting deficiency by the time you file your 2012 Form 10-K. Also, supplementally confirm to the staff that your 2012 Form 10-K will comply fully with Rule 5-03 of Regulation S-X for all periods presented therein.

Signatures, page 113

5.   The date on which Mr. Nallathambi signed the Form 10-K on behalf of the company is February 29, 2011 rather than February 29, 2012. Please amend.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief